UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                            (Amendment No. 6)*

                         Reebok International Ltd.
                             (Name of Issuer)

                       Common Stock, $.01 par value
                      (Title of Class of Securities)

                                 758110100
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
























                             Page 1 of 4 Pages

CUSIP No. 758110100                 13G                   Page 2 of 4 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Paul B. Fireman
          S.S. No.  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
          Mr. Fireman is the husband of Phyllis Fireman,            (b) [x]
          who owns 8,292,002 shares and who files separately.

3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

          5    SOLE VOTING POWER

                    9,913,156 (1,500,000 shares of which are
                              subject to stock options
                              exercisable within 60 days of
                              December 31, 1993)

          6    SHARED VOTING POWER

                    Mr. Fireman is the husband of Phyllis
                    Fireman, who owns 8,292,002 shares and who files separately.

          7    SOLE DISPOSITIVE POWER

                    9,913,156 (1,500,000 shares of which are
                              subject to stock options
                              exercisable within 60 days of
                              December 31, 1993)

          8    SHARED DISPOSITIVE POWER

                    Mr. Fireman is the husband of Phyllis
                    Fireman, who owns 8,292,002 shares and who files separately.

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,913,156 (1,500,000 shares of which are subject to stock options exercisable within 60 days of December 31, 1993) (and see responses to #6 and #8)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

          X    The aggregate amount excludes the shares of Mrs.
               Fireman.

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          11.6%

12   TYPE OF REPORTING PERSON*

          IN

                             Page 2 of 4 Pages

                               SCHEDULE 13G


Item 1(a).     Name of Issuer:

          Reebok International Ltd.

Item 1(b).     Address of Issuer's Principal Executive Offices:

          100 Technology Center Drive
          Stoughton, Massachusetts  02072

Item 2(a).     Name of Person Filing:

          Paul Fireman

Item 2(b).     Address of Principal Business Office or, if none,
               Residence:

          100 Technology Center Drive
          Stoughton, Massachusetts  02072

Item 2(c).     Citizenship:

          United States

Item 2(d).     Title of Class of Securities:

          Common Stock

Item 2(e).     CUSIP Number:

          758110 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is:

          Not applicable

Item 4.   Ownership:

     (a)  Amount Beneficially Owned:

          9,913,156 (1,500,000 shares of which are subject to stock options exercisable within 60 days of December 31, 1993)

     (b)  Percent of Class:

          11.6%

     (c)  Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote:

               See cover page - Item 5

          (ii) shared power to vote or to direct the vote:

               See cover page - Item 6




                             Page 3 of 4 Pages

         (iii) sole power to dispose or to direct the disposition of:

               See cover page - Item 7

          (iv) shared power to dispose or to direct the disposition of:

               See cover page - Item 8

Item 5.   Ownership of Five Percent or Less of a Class:

          Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person:

          Not applicable

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company:

          Not applicable

Item 8.   Identification and Classification of Members of the
          Group:

          Not applicable

Item 9.   Notice of Dissolution of Group:

          Not applicable

Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




February 9, 1994
Date


/S/ Paul Fireman
Signature


Paul Fireman
Name/Title











                             Page 4 of 4 Pages